UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K
For Foreign Governments and Political Subdivisions Thereof
ANNUAL REPORT
of
JAPAN
(Name of registrant)
Date of end of last fiscal year: March 31, 2010
SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amounts as to	Names of
	Which Registration	Exchanges on
Title of Issue	is Effective	Which Registered
N/A	N/A	N/A
Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:
OSAMU NAKAMURA
Ministry of Finance, Government of Japan
New York Representative Office
140 Broad way, 18th Floor
New York, New York 10005
Copies to:
GARTH W. BRAY
Sullivan & Cromwell LLP
Otemachi First Square
5-1, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

*	The Registrant is filing this annual report on a voluntary basis.

EX-1 DESCRIPTION OF JAPAN, SEPTEMBER 2, 2010

The information set forth below is to be furnished:
1.	In respect of each issue of securities of the registrant registered, a brief statement as to:
(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.
Not applicable.*
(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.
Not applicable.*
(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.
Not applicable.*
2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:
(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)
Reference is made to page 27 of Exhibit 1 hereto.
(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)
None.
3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.
Reference is made to page 27 of Exhibit 1 hereto.
4.	(a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:
(1)	Total amount held by or for the account of the registrant. Not applicable.*
(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.
Not applicable.*
(3) Total amount otherwise outstanding.
Not applicable.*
(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities. Not applicable.*

*	No securities of the registrant are registered under the Securities Exchange Act of 1934, as amended.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:
(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)
Reference is made to page 28 of Exhibit 1 hereto.
(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)
None.
6.	Statement of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.
Reference is made to pages 21 and 24 of Exhibit 1 hereto.
7.	(a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.
None.
(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.
Not applicable.
8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.
Reference is made to pages 17 and 18 of Exhibit 1 hereto.
9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in items of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.
Reference is made to pages 14 and 15 of Exhibit 1 hereto.

10.	The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if the registrant has published balances of international payments.)
Reference is made to page 16 of Exhibit 1 hereto.
This annual report comprises:
(a)	The cover page and pages numbered 2 to 6 consecutively.
(b)	The following exhibits:
(1)	Description of Japan, dated September 2, 2010.
(2)	Copy of the Initial Annual Budget of the registrant for the fiscal year ending March 31, 2011 (in Japanese only).*
This Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

*	Filed by paper under cover of Form SE on September 2, 2010.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 2nd day of September, 2010.

JAPAN
By	/s/ Osamu Nakamura
OSAMU NAKAMURA
Ministry of Finance, Consulate General in New York

EXHIBIT INDEX

Exhibit
Number	Description
1.	Description of Japan, September 2, 2010

2.	(P) Copy of the Initial Annual Budget of the registrant for the fiscal year ending March 31, 2011 (in Japanese only)*

*	Filed by paper under cover of Form SE on September 2, 2010.